January 10, 2018

Dominic Minore

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MassMutual Select Funds (the “Trust” or the “Registrant”)

1933 Act File No. 33-73824

1940 Act File No. 811-8274

Comments received for Post-Effective Amendment No. 96 filed on October 27, 2017

Dear Mr. Minore:

Below is a summary of the additional comments I received from you on January 9, 2018 regarding the above-mentioned Trust, together with our responses. Please contact me at 860-562-2130 if you have any further questions or comments. Thank you.

Target Date Funds Statement of Additional Information (Comments apply to all Funds with like disclosure)

1)	Comment: We reiterate Original Comment (13) whereby Investment Restriction (7) found on page B-45 should include the term “or group of industries” after “industry” where it appears. We would also be satisfied with the term “or group of related industries” after “industry” where it appears.

Response: We continue to respectfully decline to make this change. We have responded to this comment several times in the past with respect to other funds in our fund complex. We submit that the current formulation of the restriction is reasonable and appropriate, complies with applicable legal requirements, and is consistent with a common approach of registrants in meeting the requirement of Section 13(a)(3) of the Investment Company Act.

2)	Comment: We reiterate Original Comment (14) whereby on page B-46 under “Non-Fundamental Investment Restrictions of the Funds,” a Fund and its adviser may not ignore the concentration of affiliated underlying investment companies when determining whether the Fund is in compliance with its own concentration policies. Funds should add disclosure indicating that they will consider the concentration of these investment companies when determining compliance with their own concentration policies. Please add disclosure to clarify that “each such Fund will consider the concentration of the Underlying Funds in which it invests when determining compliance with concentration policies.”

Response: While we appreciate the staff’s view on this matter, we have responded to this comment several times in the past with respect to other funds of funds in our fund complex. The Trust’s fundamental concentration limit explicitly excludes investment companies. We are not aware of any SEC requirement to look-through to affiliated underlying funds when monitoring the fund’s industry concentration limit. We believe that the Trust’s approach to this issue complies with applicable legal requirements and is consistent with common practice in the industry. Therefore, we continue to respectfully decline to revise the disclosure to indicate that the Funds will look through to the investments of their underlying funds for purposes of industry concentration.

Very truly yours,

/s/Andrew M. Goldberg

Andrew M. Goldberg

Vice President, Secretary, and Chief Legal Officer, MassMutual Select Funds

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company